EXHIBIT 99.1

DeFi Technologies Issues CEO Letter to Shareholders

TORONTO, July 27, 2026 /CNW/ -- DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), today issued a Letter to Shareholders from its Chief Executive Officer and Executive Chairman, Johan Wattenström.

Dear Shareholders,

First, I want to take the opportunity to assure all shareholders that management and the team take the share price decline very seriously. We are all shareholders ourselves, and we feel the impact alongside you.

Our share price has always been highly correlated with crypto market levels and activity, which, in turn, correlate strongly with our assets under management -- the dominant driver of revenue.

In my view, the primary drivers of the share price performance are a very weak crypto market, with altcoins hit significantly harder, sector rotation out of crypto equities, and technical factors mostly related to our capital raise.

Technical factors were one-off; our product innovation is steadily making us more unique and competitive. When the market turns, the business is primed to deliver even higher output than during the last crypto bull market, with even greater asymmetric upside.

Our core business has evolved and continues to become more diversified, scalable, and efficient. Our monetization rate continues to improve on an asset basis, while new, innovative products and business lines are set to go live soon.

It is certainly frustrating when launch deadlines are extended. This is almost exclusively due to a particularly difficult regulatory landscape in the EU -- a reality in this sector since the company's founding. As such, it also raises the barrier to entry for competitors who lack our hard-won experience navigating our specific markets.

In relation to the share price, we saw a similar dynamic in the last cycle, when the company traded below $0.10 during the depths of the 2022/2023 bear market. At that time, the business was far less mature, Stillman was not part of the company, and DeFi Technologies carried more than $40 million of debt. During that period, management, insiders, friends, and family, myself included, helped bootstrap the company with millions of dollars of capital to keep building through the downturn.

Today, the company is considerably better positioned in this crypto bear market than it was in the previous cycle. DeFi Technologies delivered record revenue and net income in 2025, has a fortress balance sheet of approximately $150 million as of the end of Q1, is profitable, has effectively zero debt, and now operates a more diversified platform across Valour and Stillman.

Operations

We continue to invest across our core business areas while building new ones, and we are aggressively identifying and reducing suboptimal costs to lower our break-even level. While the depressed crypto market and high Bitcoin dominance put revenue under pressure, the competitiveness of our operation is only growing stronger, and we are using the weak market regime to strengthen our underlying business.

Our first hedge fund is expected to launch very soon, with more to follow, pending onboarding with one additional trading counterpart, which is now underway.

We plan to scale arbitrage strategies in the second half of the year.

Finansinspektionen, the Swedish FSA, denied approval for the UCITS structure for crypto-related assets; we have appealed the decision and are working to have it overturned. For the benefit of our investors, we aimed to base the first UCITS fund in our main market. We are now instead establishing a UCITS platform elsewhere in the EU, as it is uncertain how long the appeal process will take. We will soon provide an update on the new timeline.

The Valour Custody platform is advancing, with a clearer launch target in the second half of the year, enabling new products and services to be built on top of it.

Stillman Digital's growth continues despite the market climate, onboarding more and larger clients each quarter and pacing for a record year of revenue.

Crypto winters present significant opportunities for us, backed by our strong balance sheet and scalable platform. We are actively sourcing and pursuing high-value, large-scale acquisitions. It is hard to predict when any transactions may be announced, as we set a high bar for closing deals based on our criteria for shareholder value creation, but the quality and quantity of interesting opportunities are unprecedented.

AI has proven highly effective in optimizing the business, is now integral to daily operations, and will soon contribute directly to revenue generation. You will also see new AI-related investment products in our core markets, complementing our crypto product range.

Furthermore, the team behind our first fund has effectively integrated AI for many years, developing and deploying automated, AI-driven trading algorithms.

We have had net inflows into Valour's ETPs year to date, which I see as a sign of strength in the current environment. We have also concluded two large, successful brand-building campaigns in our core market, in addition to our ongoing marketing and PR activities.

Some shareholders have voiced concerns regarding the company adding a potential share consolidation to its toolbox. We must maintain maximum strategic optionality for a worst-case scenario -- anything less would constitute mismanagement. We have no plans to do a reverse split unless deemed necessary and will use that option only if needed to increase the attractiveness of the shares and to be 100% certain we will comply with the Nasdaq framework. It is also notable that 73% of shareholders voted in favor of the company having the option to undertake a share consolidation if needed.

I have never been more confident in our trajectory. The lesson I have learned through all the cycles since my first venture in 2014 is that success in strong market regimes is defined by how hard we work in the downturns. Thank you for your continued support and patience. I understand these are trying times for all investors, but we are working diligently every day to build a world-class company and rebuild shareholder trust and value.

I look forward to updating you on our progress in the quarters ahead.

Sincerely,
Johan Wattenström
Chief Executive Officer and Chairman
DeFi Technologies Inc.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the development of second generation products; geographic expansion of the Company and its products; anticipated use of capital; development and launch of new business lines; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001985840

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 27-JUL-26